111 South Wacker Drive

Suite 4100

Chicago, IL 60606

Telephone: 312-443-0700

Fax: 312-443-0336

www.lockelord.com

Thomas V. Bohac

Direct Telephone: 312-443-0337

Direct Fax: 312-896-6075

tom.bohac@lockelord.com

December 19, 2023

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street NE

Washington, D.C. 20549

Attn: Ashley Vroman-Lee

Re:	ABL Longevity Growth and Income Fund f/k/a Abacus Equity Income Fund
Amendment No. 1 to Registration Statement on Form N-2
Filed November 2, 2023
Securities Act File No. 333-274405
Investment Company Act File No. 811-23900

Dear Ashley Vroman-Lee:

On behalf of our client, ABL Longevity Growth and Income Fund f/k/a Abacus Equity Income Fund (the “Fund”), we are writing to submit the Fund’s responses to the to the oral comments made by the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on November 30, 2023, with respect to the above-referenced Amendment No. 1 to the Registration Statement on Form N-2 (the “Registration Statement”) and to the responses submitted in a letter to the Staff on November 2, 2023 (the “Comment Response Letter”). Concurrently with the submission of this letter, the Fund is publicly filing Amendment No. 2 to the Registration Statement (the “Revised Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Revised Registration Statement. For the convenience of the Staff, we have reproduced the Staff’s comments in bold and have followed such comment with the Fund’s response.

December 19, 2023

Oral Comments

Comment Response Letter

Comment 1

1.	Confirm whether the fund will purchase any fractionalized investments (annuity contracts or mortality contracts).

The Fund confirms that it will not purchase any fractionalized interests in Longevity Assets.

Comment 6

2.	Please explain how initial purchase of annuity contracts and maturity and trading in mortality contracts will result in income for the Fund.

Annuity contracts produce a current income at purchase; the current interest rate on annuity contracts range between 6-8%. We expect that active management of Mortality Contracts, including trading, will realize current net income and short-term gains by selling such contract for more than the purchase price plus the time value of the holding period. The Fund anticipates trading up to 20% of its portfolio on an annual basis.

3.	Please explain in disclosure when and under what circumstances will the fund purchase additional Annuity Contracts.

When purchasing “no lapse” mortality contracts, the fund may consider purchasing an annuity contract that pays a benefit matched to the future premium requirements of the Mortality Contract and use any excess income as positive net income for the Fund.

The Fund has revised its disclosure in the Revised Registration Statement at page 1 to reflect the above.

Comment 7(a)

4.	Please disclose how the Fund would obtain an “attractive” risk-adjusted return through investments in Longevity Assets. “Attractive” is too subjective.

The Fund has revised its disclosure throughout the Revised Registration Statement to remove the term “attractive,” and in some cases has replaced “attractive” with “positive” or other objective terminology.

December 19, 2023

Comment 8(a)

5.	Please reconfirm that ABL Advisor will register as a RIA before effective date.

The Fund confirms that ABL Wealth Advisors, LLC, will be registered as a registered investment adviser prior to the effective date of the Registration Statement.

Comment 9(b)

6.

The SEC believes that selling $250,000,000 worth of shares during the twelve (12) months following effectiveness of the registration statement is extremely aggressive. How can the Fund support this claim?

The Fund notes that its research indicates that industry demand for investments in this asset class is extremely strong. The Fund has been advised by its distribution partner that other more restrictive structures have raised in excess of $500 million. The Fund also notes that other funds in this asset class hold assets under management in excess of $30 billion. In order to provide a conservative estimate, the Fund has revised its disclosure in the Revised Registration Statement at page 5 to reflect that such results may be reached within 24 months of effectiveness.

Comment 12

7.	Separate any discussion of investment into other funds as between private funds and other closed end funds.

The Fund has revised its disclosure in the Revised Registration Statement at page 7 to delete its reference to other closed-end funds.

Comment 21(a)

8.	Are there any other brokers who can be expected to sell longevity assets to the Fund?

The Fund does not expect to engage any non-affiliated brokers to transact in Longevity Assets with the Fund. However, if an attractive opportunity is presented in the future, the Fund may consider engaging other unaffiliated brokers to transact in Longevity Assets.

Comment 21(b)

9.

Further explain how 1940 Act Rule 0-1(a)(7) permits affiliate transactions. Break out and describe specific transactions with each Abacus Affiliate, and the rule that permits each transaction type of affiliate transaction.

The Fund notes that the the Manager expects the Fund to engage in two types of “affiliate transactions” with Affiliates of the Manager.

1.

The Manager intents to engage ABL Technologies, LLC (“ABL Tech”) to provide (business) valuation services for the Fund’s Longevity Assets. The Independent Trustees have negotiated the following fees for its services.

December 19, 2023

ABL Tech will charge the Fund a fixed fee to provide (business) daily valuations for each Longevity Asset in the Fund’s portfolio;

•

The Manager expects to engage ABL Tech to provide the valuation services described above on a flat fee basis, which services will be included as part of the Investment Management Agreement and passed through without increase or charge. The fund independent directors will annually review and approve their fund’s advisory contract, including the advisory and valuation fees during the 15(c) process. Section 15(c) of the 1940 Act requires a majority of a fund’s independent directors to annually approve the fund’s advisory contract at an in-person meeting called for that purpose. Section 15(c) also requires the board to “request and evaluate,” and the adviser to furnish, “such information as may reasonably be necessary” for the board “to evaluate the terms” of the advisory contract. Boards consider a number of factors when reviewing an advisory contract, including those considered by federal courts in “excessive fee” cases. These cases are also known as 36(b) cases, after the section of the 1940 Act that allows the U.S. Securities and Exchange Commission (SEC) or a shareholder to sue a fund’s adviser for breach of fiduciary duty with respect to the receipt of compensation. The SEC has incorporated these Gartenberg factors—named for the court decision that first articulated them— into a disclosure rule requiring funds to discuss the basis for the board’s approval of the advisory contract. In 2010, the U.S. Supreme Court upheld the Gartenberg framework in the landmark Jones v. Harris Associates decision.

2.

The Manager intends to engage Abacus Settlements, LLC, an affiliate of the Manager, as the Fund’s primary life settlement broker. The Manager has also engaged Longevity Market Assets, LLC, the Fund’s sponsor and an Affiliate of the Manager, to present and possibly broker Mortality Contracts to the Fund. In each case, the Independent Trustees have negotiated with these Affiliated Brokers that the Fund will pay a pre-determined fixed rate of approximately 6% upon the Fund’s successful purchase of a Longevity Asset (the “Affiliate Broker Fee”). The Affiliate Broker Fee will be presented to the Independent Directors for approval prior to entering such transactions, and any categorical-type fee approvals will be reviewed annually by the Independent Directors as part of their “Section 15(c)” review of fees paid to the Manager, along with the Independent Directors general review of the terms and conditions of the Investment Management Agreement. The Board (including a majority of the Independent Trustees) has adopted procedures (the “Affiliate Broker Fee Procedures”) that are designed to provide that Affiliate Broker Fee paid to either of Abacus Settlements or LMA is reasonable and fair compared to commissions and fees that are received by other life settlement brokers who engage in brokerage transactions. The Board has concluded in connection with its Affiliate Broker Fee Procedures that the current Affiliate Broker Fees are reasonable and fair compared to the brokerage fees of comparable transactions in the market. The Board (including a majority of the Independent Trustees) will continue to assess, on a quarterly basis, the reasonableness of the Affiliate Broker Fee.

•

Section 17(e)(2) of the 1940 Act generally limits the remuneration that an affiliated person of a fund, acting as broker, may receive for effecting purchases and sales of securities on a securities exchange on behalf of the fund, or a company the fund controls, to the “usual and customary broker’s commission.” Rule 17e-1 describes the circumstances in which remuneration received by an affiliated person of a fund qualifies as the “usual and customary broker’s commission.” The rule, among other things, requires that the fund’s board of directors’ review transactions to determine that they comply with procedures adopted by the board to ensure that the remuneration received by the affiliated person does not exceed the usual and customary broker’s commission (“review requirement”). The rule also requires that a majority of the directors of the fund

December 19, 2023

not be “interested persons” of the fund, that those directors select and nominate any other disinterested directors, and any person who acts as legal counsel for the disinterested directors be an independent legal counsel.

•

In addition, Rule 17e-1(d) requires the fund to maintain a record of the transactions (“recordkeeping requirement”). The review and recordkeeping requirements of rule 17e-1 were designed to permit fund directors and the SEC staff to monitor the reasonableness and fairness of remuneration received by affiliated persons of the fund.

The Fund has revised its disclosure in the Revised Registration Statement at page 4 to reflect the same.

Comment 21(f)

10.	Explain whether the Fund will seek any specific exemptive relief from the Staff..

The Fund will not seek any specific exemptive relief from the Staff.

Comment 29

11.	Please explain how escrow of funds with an affiliated broker will meet the custody rules of 17f..

The Fund notes that the escrow funds, which are required by the state regulators as part of the contract purchase process, will be held by a licensed custodian. State regulations require that the purchase price be held in escrow while the policy holder has the right of rescission of transfer for the contract. The initial custodian will be UMB Bank, N.A. The Fund notes that the purchase of contracts in a secondary transaction does not require escrow.

The Fund has revised its disclosure throughout the Revised Registration Statement to reflect the above.

Amendment No. 1 to Registration Statement on Form N-2

Investment Objective, page 1

12.	Please explicitly disclose that the Mortality Contract will appreciate only if the underlying life insurance policy holder passes before the end of the life insurance policy term, if accurate.

The Fund notes that Mortality Contracts generally appreciate as the policyholders age. The value of a mortality contract generally stagnates if the policy holder lives longer than the expected life span, and the policy premium requirements generally continue.

December 19, 2023

The Fund has revised its disclosure in the Revised Registration Statement to clarify that the Mortality Contracts generally appreciate as the policyholders age and the value stagnates if the policyholder lives longer than the expected life span.

13.

Under the first bullet, please clarify in the disclosure what assets the Fund intends to purchase in the tertiary market and how that relates to the fund’s investment strategy to invest in Longevity Assets, if at all.

The Fund has revised its disclosure throughout the Revised Registration Statement to delete references to the “tertiary” market, as this may seem confusing to investors.

14.	Under the fourth bullet, please revise to state that there is “minimal investment risk”, if accurate.

The Fund has revised its disclosure in the Revised Registration Statement at page 2 to clarify that there is “minimal investment risk.”

15.	Please disclose what the Fund considers to be the “unique terms and provisions” of the Longevity Assets it purchases.”

The Fund has revised its disclosure at page 2 of the Revised Registration Statement to delete “unique terms and provisions.”

16.	Please also disclose how the Fund is defining a “a pool of distinct” Longevity Assets.

The Fund has revised its disclosure at page 2 of the Revised Registration Statement to delete “a pool of distinct” Longevity Assets, and has included a revised description.

17.	Please explain if Abacus Settlements LLC is an entity registered with the SEC, or any other state or federal regulator.

The Fund has revised its disclosure at page 4 of the Revised Registration Statement to clarify that Abacus Settlements is not an entity registered with the SEC, noting, however, that Abacus Settlements is licensed and registered within 41 states as a licensed life-settlements broker.

Abacus Settlements also originates policies for other companies as well, and will act solely as a broker and not as a principal or cross trade.

December 19, 2023

18.	Please supplementally explain how any transactions between an affiliate of the Manager and Fund will comply with Rule 17e-1.

The Fund has revised its disclosure at page 4 of the Revised Registration Statement to clarify that the affiliate transactions comply with Rule 17e-1 of the Investment Company Act of 1940 (the “Investment Company Act”).

Please see also see the Fund’s response to item 9 herein.

19.

In paragraph starting, “The Manager, after considering advice from ABL Technologies…” Please disclose, as applicable, any risks associated with obtaining necessary and accurate data to consider these metrics.

The Fund has revised its disclosure at page 2 of the Revised Registration Statement to clarify that the Manager will consider valuation advice from ABL Technologies based on historical valuations and methodology, noting, however, that this is not a guarantee of valuation and is just an opinion based on historical industry data, and therefore, there is no guarantee that any specific data or type of data obtained by the Manager will be (i) the most accurate data available or (ii) free of errors.

20.	Please supplementally explain how the payment of the price into an escrow account maintained by Abacus Settlements LLC complies with the Fund’s custody obligations under Section 17(f).

The Fund has revised its disclosure at page 23 of the Revised Registration Statement to reflect that Wilmington Trust and M&T Bank will act as the Custodians for the Fund, and will hold the payment price for the Fund in compliance with Section 17(f) of the Investment Company Act.

21.	The disclosure indicates that the Fund will at times use foreign sub-custodians for Longevity Assets. Please supplementally explain how this complies with custody obligations under Section 17(f).

The Fund has revised its disclosure at page 28 of the Revised Registration Statement to remove the “Subsidiary Risk” disclosure in its entirety, as it is not applicable.

22.	Please confirm supplementally that the Manager will not provide investors or others with information that would allow those investors to benefit at the fund’s expense.

The Fund has revised its disclosure at page 7 of the Revised Registration Statement to state that the Manager will not provide investors or others with information that would allow those investors to benefit at the fund’s expense.

23.	Please confirm supplementally that the fund will not make selective disclosure of material information, including portfolio holdings of the fund.

The Fund has revised its disclosure at page 7 of the Revised Registration Statement to explain that the fund will not make selective disclosure of material information, including portfolio holdings of the fund.

December 19, 2023

24.

Please supplementally explain how the Fund will meet its liquidity requirements to fund share purchases under rule 23c-3(b)(10). Please also explain if the Fund intends to primarily borrow to meet quarterly redemption amounts.

The Fund has revised its disclosure at page 24 of the Revised Registration Statement to explain that the Fund intends to maintain a cash/cash equivalents account that will hold 5% (or more) of the Fund’s assets to be ready to meet the liquidity requirements under Rule 23c-3(b)(10).

25.	Please revise “wholly owned” to state “primarily controlled by the Fund.”

The Fund notes that it has revised its disclosure at page 28 of the Revised Registration Statement to remove the “Subsidiary Risk” disclosure in its entirety, as it is not applicable.

* * *

Please contact me at (312) 443-0337 or Jerry Francese at (212) 912-2744 with any questions or further comments regarding the Fund’s responses to your comments.

Sincerely,

/s/ Thomas V. Bohac, Jr.

Thomas V. Bohac Jr.

Locke Lord LLP

cc: Jay Jackson, ABL Longevity Growth and Income Fund